UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
A Publicly-Held Company

NOTICE TO SHAREHOLDERS

We hereby announce to the shareholders of Companhia de Bebidas das Américas - AmBev (“Company”) that, as indicated in the Minutes of the Board of Directors’ Meeting held on April 3, 2008, at 9:00 a.m., the members of the Company’s Board of Directors approved the distribution of (i) dividends, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2008, at R$1.33 per common share and R$ 1.463 per preferred share, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), related to the period from January thru March 2008, to be deducted from the investments reserve and attributed to minimum mandatory dividends for 2008, at R$0.40 per common share and R$0.44  per preferred share. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.34 per common share and R$0.374 per preferred share, except for legal entities exempt from withholding tax pursuant to Article 5 of Law 11,053/04, as amended by Law 11,196/05, which have confirmed such qualification by means of specific notice sent to the Company in connection with the last payment of earnings on December 18, 2007.

The aforementioned payments shall be made as from April 28, 2008, subject to the approval of the Annual General Meeting relating to year ending on December 31, 2008. The record date shall be April 14, 2008 for Bovespa shareholders and April 17, 2008 for ADR holders, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from April 15, 2008.

SERVICE TO SHAREHOLDERS

Shareholders who already indicated a bank account shall have their credits available at the informed account. Shareholders who did not provide such indication shall receive from Banco Itaú S.A., as Depositary, a notice containing information with respect to the payment. Such notice shall be presented at one of Banco Itaú’s branches along with the appropriate deposit instructions. Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the appropriate stock exchange.

São Paulo, April 3, 2008.

Companhia de Bebidas das Américas - AmBev
Graham Staley
Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations

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